Software | Food Te

Oodles Corporation

OodlesDeals: Only app that drives students to invite friends & eat out together

OODLESCORP.COM SAN RAMON CALIFORNIA


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Our company mission is to enable truly meaningful relationships throughout a person's lifetime. We strongly believe that college is the best time in a person's life, and that experiencing the many restaurants (and other social venues that are best enjoyed together) together with their friends is what makes the time together special.

Sajal Sahay Co-Founder & CEO @ Oodles Corporation

Why you may want to support us...

1. Company revenue growing at 400% per year and accelerating.
2. Restaurant's app-generated revenue growing at 20% monthly on average.
3. 26,000 students already downloaded app in the eight Universities where app is available.
4. Experienced management team with deep expertise in consumer, retail and mobile industries.
5. Monthly Active Users percentage on par with well known social apps.
6. Greater than 4.5 out of 5 stars rating across iOS and Android with hundreds of positive reviews.

Our Team

AND OUR MAJOR ACCOMPLISHMENTS

Sajal Sahay
Co-Founder & CEO
Deep empathy for customers and users. Leadership & marketing experience in B2C & B2B ~ 25 yrs. MBA from IESE Business School. BA from University of Chicago.

Asheesh Barman
Co-Founder, President, & COO
Expert at B2B Customer development. Over 20 yrs of business development experience in B2B and retail. BSc from Johns Hopkins University.

Jeffrey Schvimer
CFO
Extensive relationships with well-known financial organizations and investor groups. BA/MBA from University of Chicago.

Rajan Barma
CTO
Mobile app development guru in both B2B & B2C. Previous founder of a mobile app development company based in the US & India.

Why people love us

"While CSU-Chico is close by, very few students come to this part of town. I don't think just making them aware of our BBQ is enough to get them over ... I was impressed with the results. We now have multiples of CSU-Chico students come daily to the restaurant, and the number continues to grow with each day. I am very happy with my relationship with Oodles."

Scott McLeod
Owner of Smokin' Mo's BBQ in Chico, CA

"Working with Oodles has been great. My focus is on reintroducing Steve's Pizza to students at UC - Davis. With Oodles' help, we've been able to make thousands of UC - Davis students aware of Steve's Pizza in a few short weeks. We know our pizza is award-winning, and we're already seeing students come to our downtown Davis location because of our deal on the app. The Vendor Day event we conducted with Oodles gave hundreds of students the opportunity to actually taste our amazing pizza, and many have come back to our restaurant ever since."

Sheru Singh
Owner of Steve's Pizza, Davis, California

"I decided to give Oodles a try as one of their first customers. Knowing their marketing approach was to continually make students aware of Track Town and the offer we had on the app, it would be a matter of time before students using the app came to our restaurant...I was impressed with the results. We now have many U of O students come to our restaurant due to Oodles. The Vendor Days are outstanding, many hundred students come and try our award-winning pizza during the course of each Vendor Day, and become long-term customers of Track Town Pizza."

Tim Myers
General Manager, Track Town Pizza

"[...] We needed the OodleDeals app to create brand awareness. What drew me to the Oodles app is the social component. Upon meeting the principals I was impressed by their dedication, integrity and wealth of business experience. The founders are very much involved and committed to their business idea. OodlesDeals has provided us with some of their market research findings in our area, helping us decide which hours work best for our neighborhood. At this point I have signed on with OodlesDeals both as a customer AND as an investor. We are now seeing growing usage of the app in our cafe, and the number of students in particular transacting via the app continues to grow every week."

Jill Heaton
Owner, Gaffe ArrivaDolce

See more on Buzz

Some of our investors

WE'VE RAISED $675,789 FROM 86+ INVESTORS SINCE OUR FOUNDING

John Edward Robinson
Non-profit/Legal Professional who wants to invest

Michael Fisette
President, Fisette Financial Services

Siddharth Hadke
15 Years experience in Technology Industry with investments in technology and manufacturing sectors

Meghan McClelland
Investor, Computer Scientist, Product Manager, Mom

Vasu Sistla
Supply chain consultant

Joseph D Sims
CEO/GM/Division President ▶ Commercializing Technology and Driving New Businesses to Reach Millions

Mark Joseph Ulrich
My name is Mark Ulrich and I live in California. I love seeing new businesses start up. I have a wife and three children. Jesus loves you!

Jack Blaisdell
Owner of Vapolocity, De-Ja Juice, IDEAL Elixirs, Stronghold Vapery, and Wingers in El Paso, TX

Derrick Bydume
Harold D. Bydume

along with 77 other investors

Downloads

Oodles Deck.pdf

There's no app that drives foot traffic into restaurants via friends inviting and going out together. So, we made it.

We as founders (Saj, Ash) remember our time at University primarily via the restaurants we visited with our friends. At school reunions, years later, the same friends always meet at the same restaurants we used to go to together. This spurred us to create the OodlesDeals mobile app, with a mission for our company of enabling people to establish and strengthen personal relationships throughout their lives.

Restaurant's Revenue Generated Via OodlesDeals

On average, this is growing 20% month-over-month.



30000
22500
15000
7500
0
CA Paradise Fire
Philanthropic Activities
New School Year
New School Year
New School Year
Sep '17 Dec '17 Mar '18 June '18 Sep '18 Dec '18 Mar '19 June '19 Sep '19

Chart represents consolidated data from > 100 restaurants across 8 universities that have Oodles.

Students Engage with the App — UC-Davis Example

Students love us because they save money on great food. What's even better, when they go to restaurants with their friends, they save even more and have a great time.



6000
4500
3000
1500
0
Mar '18 May '18 July '18 Sep '18 Nov '18 Jan '19 Mar '19 May '19 July '19 Sep '19
Student # Growth (cumulative)
Badges Redeemed (cumulative)

Why OodlesDeals is working

College students are busy. Still, they want to spend time with friends and create memories that last a lifetime. Going out to eat with friends is the #1 aspirational activity. Students already eat out 1-2x times per week on average.

With this said, money is always tight— as evidenced by the trillions dollar student debt crisis confronting millennials in the US.

So, we made Oodles to solve both problems — we incentivize students to invite their friends to go together to the restaurants they love around campus, and when they do go together, they get the best value.



Deals & Events
BUFFET
$6
PERSONAL PIZZA, SALAD & DRINK
SCORCHER
25% OFF
Share and Get Your Badge
Steve's Pizza
59.4 mi
Press to See Hot and Scorcher Deals
SCORCHER

How we make money

We charge a monthly marketing services fee, and per transaction charge for deals redeemed in the restaurant. We also charge for events we execute on our vendor's behalf.

Once critical mass of users on a campus is established, $45,000 revenue on average at each University is achievable, and with 4,400 universities, our total addressable market is about $200 MM.



Monthly Subscriptions
Transaction Fees
In-Restaurant Events
Vendor Revenue
Advertising Revenue
Value Added Offers
Promotional Events

Milestones

Phase I - University of Oregon 1st University [Completed since 1st Wefunder Raise]
Established minimum viable proposition of app. Determined student acquisition methodologies. Signed first paying customer.

Phase II - Revenue Generation [Completed since 2nd Wefunder Raise]
Released v2 of app, simplified transaction process. Established new University launch six-

week process.

Phase III - Revenue Acceleration [Completed since Seed round Raise]
Released v3 of app, expecting significant growth in engagement via app. Revenue growth >400% Y-O-Y and accelerating.



Company Incorporated
U of O - Eugene Launch
CSU - Chico Launch
Revenue Generation Starts
5,000 Students on the App
UC - Davis Launch
10,000 Students on the App
CSU - Sac State Launch
15,000 Students on the App
Northwestern Launch
Revenue 2x Q1/Q4 '18
20,000 Students on the App
Revenue 4x Q2/Q4 '18
UC - Berkeley Launch
Loyola/ DePaul Launches
25,000 Students on the App
Feb '17
April '17
Sept '17
Nov '17
Dec '17
Feb '18
June '18
Aug '18
Dec '18
Feb '19
Apr '19
June '19
Aug '19
Oct '19

The Plan— Revenue Potential

Scale nationwide. Grow from University students to other consumer target groups. Extend revenue from vendor focused to consumer advertising focused. Extend app usage from Restaurants to all Social Retail activities (movies, put-put golf, etc). Grow Internationally.



Restaurant Based Revenue Potential*
Oodles
$250MM
$25MM
$5M
$2M
$1M
$500k
$ Revenue (Logarithmic Scale)
Vendor Revenue
Consumer Ad & Analytics Revenue
Total Oodles Revenue (Cumulative)
WEFUNDER FINANCING
- Vendor/University acceleration,
- Consumer advertising testing & proof of concept detemination
Up to $1M
$750k (YR 2020)
SERIES A FINANCING
- Usage of app extending from University students to General population, and corresponding vendor penetration;
- Branded Company consumer advertising acceleration
Up to $10M
$3M (YR 2022)
SERIES B FINANCING
- Vendor & Consumer Advertising USA full penetration;
- Analytics proof of concept determination
Up to $50M
$30M (YR 2025)
SERIES C FINANCING
- International Markets Expansion
Up to $100M
$100M (YR 2027)
$ Raised (Round Of Financing)
*Not a forecast; based on market trends and can no way be guaranteed for Oodles Corporation

Investor Q&A

– COLLAPSE ALL

What does your company do?

We Incentivize University students to go and eat together in restaurants. We currently exist at eight Universities —with thousands of student users at each of these Universities. These students use the OodlesDeals mobile app to get deals at restaurants, all of which are weighted to give the best value when students invite and go together to these restaurants with their friends. We have plans to grow nationwide and beyond.

Where will your company be in 5 years?

In five years we aspire to be nationwide, with a meaningful user base across Universities and the general population.

Why did you choose this idea?

Our company mission is to enable truly meaningful relationships throughout a person's lifetime. We strongly believe that college is the best time in a person's life, and that experiencing the many restaurants (and other social venues that are best enjoyed together) together with their friends is what makes the time together special.

What's new about what you're making? How is it different?

We have a patent-pending process, which incentivizes consumers to share restaurant deals with their friends and actually go together to the restaurant to eat, enjoying the time together and thereby deepening their friendships.

How big is the market?

There are 22 million University students in the US, and 4,400 colleges. Each of these students goes out to eat one to two times per week on average. This represents at least two hundred million dollars as a revenue opportunity.

Who are your competitors? How are you different?

Food delivery services come closest, and we see them as complementary, not competitive. The OodlesDeals mobile app is unique because we bring multiple consumers in to a restaurant to have an enjoyable experience together. The students get maximum enjoyment & value while the restaurant makes real profit, including from the up sell opportunity each of these consumers represents once they're inside.

What do you understand about your business that others don't get?

Most restauranteurs (aka SMB's) are laggards in their mobile marketing strategies. Most of them have unnecessarily made their core strength, the investment in their bricks-and-mortar locations, into a core weakness. We help our vendor-partners create awareness & interest in actually coming to eat at their locations via mobile, the primary way University students get their information these days.

What's your biggest risk? What keeps you up at night?

Trying to do too much too fast. It is critical we understand and prioritize the key factors that drive consumer behavior. This is why all members of the company's senior management team spend as much time (50% each week) at the actual Universities where we are available. All of us talk to students and vendors almost daily to understand their pain points and how we can make our solution better and easier to solve these pain points.

How will you make money?

Each step of the process we've developed is being monetized, when talking about the deals on our app. Advertising to students is another area we see opportunity, as we are both able to micro-segment to each consumer and message them exactly what they would personally want. Our one on one relationship with each consumer also means we can talk to them directly. These monetization tracks are only viable because we provide true value to both consumers and our vendor-partners.

How do you acquire customers?

We utilize on-campus student ambassadors to make students aware of our app. We supplement this street team approach with social advertising, event sponsorship, and vendor support activities.

What is preventing an established company from offering similar deals? Why will you win?

Our incentivization process is unique and patent pending. See our investment deck for more detail. Importantly, the value-proposition we offer is all about getting people together to have fun. This is counter intuitive to where the restaurant industry has headed for the past five years.

What were you able to accomplish with the money raised from your first Wefunder campaign?

Please see the Yr 2017 In Review update we posted in February 2018 for the milestones we've reached with the initial round of money raised on WeFunder.

How quickly will you expand to other universities?

Please see the investment deck embedded in our WeFunder site for specific growth opportunity and associated investment requirements. We've brought on a new University every four months this past year, a general trend we plan on maintaining, with summer and winter holidays being the key times for us to execute a new University launch.

Why are you raising another round at this time? What will you be able to accomplish with the increased funding?

Our historical experience with the eight Universities already on the app shows it takes approximately $10k of set-up costs per University, and inclusive of these start-up costs, $2 per person in user recruitment cost. Our goal is to get to 14 Universities by the end of the '21 year (December '21), and a 100k total students. This effectively means there are 6 additional Universities, and 75k students to sign up in the next two years, equating to $200k of the total $1,000k we are aiming to raise. The remaining $800k will be used for continual product development, user engagement activities (marketing), vendor sign-ups (sales), salaries and on-going corporate costs for the two year period. 94% of this funding will be used for these purposes and is expected to last through end year 2021. The remainder will be paid to Wefunder as an intermediary fee.

How will your model scale?

The model we've established in the first eight Universities -- vendor sign-up via Business Development activities, student sign-up via social advertising, street team efforts, events sponsorship, and (overall) product enhancement through customer and consumer feedback -- is what we plan on replicating. We know per University set-up costs, student acquisition costs, and time and effort required to recruit vendors, as that's what the majority of focus in-field this past year has been all about.